

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Mr. David M. Denton
Chief Financial Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

> **Re:** **CVS Caremark Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-01011**

Dear Mr. Denton:

We have reviewed your May 22, 2012 response to our May 8, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13 – Portions of the 2011 Annual Report…
Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Revenue Recognition, page 31

1. Please reconsider the appropriateness of the statement included in your response to comment 1 that you recognize revenue in accordance with Staff Accounting Bulletin Topic 13 and Accounting Standards Codification ("ASC") 605 *Revenue Recognition.* We observe that the delivery requirement for revenue recognition is met when the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of service. Applied to your facts and circumstances, we do not believe that segregating the prescribed product in a separate container and placing it in your "waiting bin" represents delivery in part because the risks of ownership have not passed to your customer at that point. We also are unable to discern from your response that the requirements necessary to recognize revenue when delivery has not occurred (i.e. bill and hold arrangements) have been met. We note that

your response cites other "remaining performance obligations" in addition to delivery. It remains unclear to us what those obligations are and whether they too raise question about the appropriateness of the statement cited above.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant